Exhibit 99.3

CERTIFICATE OF QUALIFIED PERSON:  C. Stewart Wallis

I, C. Stewart Wallis, P. Geo., as author of this report titled “Amended NI 43-101 Preliminary Assessment for the Lost Creek Project Sweetwater County, Wyoming,” prepared for Ur-Energy Inc. and dated April 2, 2008, as amended February 25, 2011, do hereby certify that:

1.	I am a consulting geologist and President of Sundance Geological Ltd. My office address is 1419 133A Street, Surrey, BC V4A 6A2.

2.	I am a graduate of McMaster University, Hamilton, Canada, in 1967 with a Bachelor of Science degree in Geology.

3.
I am registered as a Professional Geologist in the Province of British Columbia (Reg. # 372) and Saskatchewan (Reg. # 10829), a Professional Geologist in the State of Wyoming (Reg. # PG-2616) and a Certified Professional Geologist registered with the American Institute of Professional Geologists.  I have worked as a geologist for a total of 40 years since my graduation.

4.
I have read the definition of "Qualified Person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience on these types of deposits, I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101.

5.
I visited the Lost Creek property May 9 - 14, 2005 and examined the core from the property on March 29, 2006.  In the preparation of this amended report, I have communicated and coordinated with my co-author, John I. Kyle, who visited the property in 2006 and again in 2011.

6.	I am responsible for Sections 10 – 14, inclusive, and 17 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.4 of National Instrument 43-101.

8.	I have had prior involvement with the property in that I am the author of Technical Reports in 2005 and 2006 prepared for Ur-Energy and filed on SEDAR.

9.	I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

10.
To the best of my knowledge, information, and belief, as of the date of this certificate, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated February 25, 2011

   /s/ C. Stewart Wallis

C. Stewart Wallis, P.Geo.